Contact

www.linkedin.com/in/eric-menna
(LinkedIn)

Top Skills

Management

Leadership

Nonprofits

Languages

English

Spanish

Honors-Awards

Mortara Fellow

Krogh Scholar

Cum Laude Recipient

Michaela Steimle Public Speaking
Award

Edward J. Walsh Bisbee Award
Recipient

Eric Menna

Co-founder at Loper | helping students find their fit

Chicago, Illinois, United States

Summary

Currently building Loper, a personalized pathing platform that helps
students discover best-fit post-secondary programs and understand
why they're the right next step. Former management consultant at
Bain & Company.

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Experience

Loper
Co-Founder
August 2021 - Present (2 years 6 months)
Chicago, Illinois, United States

Bain & Company
Senior Associate Consultant
2018 - August 2021 (3 years)
Chicago, Illinois

The People's Music School
Extern
May 2020 - October 2020 (6 months)
Chicago, Illinois, United States

IBM
Marketing Strategy Intern, IBM Security
June 2017 - May 2018 (1 year)
Cambridge, Massachusetts

Mortara Center for International Studies
Mortara Undergraduate Research Fellow
January 2015 - May 2018 (3 years 5 months)
Washington

Global Platinum Securities
Member

January 2015 - 2018 (3 years)

The Hilltop MicroFinance Initiative, Inc.
Director of Client Recruitment
September 2014 - 2018 (4 years)

Coordinator for direct outreach and prospective client contact, increased intake
of potential clients by 300%.

Heartful.ly
Marketing and Business Development Intern
May 2016 - August 2016 (4 months)
Washington D.C. Metro Area

Hilltop Consultants, Inc.
Senior Consultant
September 2014 - June 2015 (10 months)

Worked with a non-profit to created a comprehensive onboarding kit for their
entrepreneurship program, and performed a cost-benefit analysis to create a
business model for an entertainment incubator.

Horizons National
Teacher's Aid
May 2010 - August 2010 (4 months)

Volunteer classroom assistant working with underprivileged children to
improve literacy and mathematical skill.

Education

Georgetown University
Bachelor of Science (B.S.), Science, Technology, and International
Affairs · (2014 - 2018)

Milton Academy
· (2010 - 2014)